UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       -----------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d - 1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d - 2(a)

                                Repsol YPF, S.A.
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                                (Name of Issuer)

                 Ordinary shares, nominal value (EUR o) 1.00 each
 American Depositary Shares, each representing the right to receive one ordinary share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    76026T205
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                                 (CUSIP Number)

                                Asesoria Juridica
                    Caja de Ahorros y Pensiones de Barcelona
                            Avenida Diagonal 621-629
                             Barcelona, Spain 08028
                            011-34-93 409 21 21 phone
                             011-34-93 404 69 96 fax
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                   May 8, 1996
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box.
__


                         (continued on following pages)
                              (Page 1 of 9 pages)

CUSIP No. 76026T205                   13D                            Page 2 of 9


------------ -------------------------------------------------------------------
     1.      Name of Reporting Persons:           I.R.S. Identification No. of
             Caja de Ahorros y Pensiones          above person:
             de Barcelona ("la Caixa")            Not Applicable
------------ -------------------------------------------------------------------
     2.      Check the Appropriate Box if a Member of a Group
             (a) __
             (b) __
------------ -------------------------------------------------------------------
     3.      SEC Use Only:
------------ -------------------------------------------------------------------
     4.      Source of Funds:  WC
------------ -------------------------------------------------------------------
     5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
             Items 2(d) or 2(e): __
------------ -------------------------------------------------------------------
     6.      Citizenship or Place of Organization:  The Kingdom of Spain
------------ -------------------------------------------------------------------
  Number of  7.       Sole Voting Power:  172,421,922(1)
   Shares    -------------------------------------------------------------------
Beneficially 8.       Shared Voting Power:               0
  Owned by   -------------------------------------------------------------------
    Each     9.       Sole Dispositive Power:    111,106,507
  Reporting  -------------------------------------------------------------------
 Person With 10.      Shared Dispositive Power:  61,315,415(2)
------------ -------------------------------------------------------------------
     11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
             172,421,922(1)
------------ -------------------------------------------------------------------
     12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
             (See Instructions): __
------------ -------------------------------------------------------------------
     13.     Percent of Class Represented by Amount in Row (11):
             Approximately 14.12%
------------ -------------------------------------------------------------------
     14.     Type of Reporting Person (See Instructions):  CO(3)
--------------------------------------------------------------------------------

----------
(1) Represents (i) 111,106,507 shares held by Caixa Holding, S.A.U., a fully owned subsidiary of la Caixa, and (ii) 61,315,415 shares held by Repinves, S.A. Caixa Holding, S.A.U. holds a 67.59545% interest in Repinves, S.A. The remaining 32.40455% interest is held by another Spanish savings bank called Caixa de Catalunya. This notwithstanding, it must be noted that article 27 of the Issuer's By-Laws expressly sets forth that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10.00% of the total Issuer's voting share capital. Therefore, even though la Caixa group beneficially owns 172,421,922 shares representing 14.12% of the Issuer's share capital, la Caixa can only cast votes in respect of 10.00% of the Issuer's share capital.
(2) Represents all shares held by Repinves, S.A. The dispositive power of these shares is shared by the shareholders of Repinves, S.A. since it may not sell shares of the Issuer unless both shareholders (la Caixa and Caixa de Catalunya) agree on the sale. This notwithstanding, in case la Caixa and Caixa de Catalunya would not reach an agreement relating to the sale of shares of the Issuer held by Repinves, S.A., either la Caixa or Caixa de Catalunya could request the winding up and liquidation of Repinves, S.A., acquiring the shares of the Issuer proportionally to the interest held in Repinves, S.A. or the proceeds obtained in the sale of such shares. For further details see Item 6 below.
(3)  La Caixa is a savings bank formed under the laws of the Kingdom of Spain.

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

CUSIP No. 76026T205                   13D                            Page 3 of 9

     This amended and restated statement on Schedule 13D (this "Schedule 13D") amends the Schedule 13D filed with the Securities and Exchange Commission on January 30, 2006 (the "Initial Schedule 13D"). This Schedule 13D constitutes the first amendment to the Initial Schedule 13D.

Item 1. Security and Issuer

     This filing relates to the Ordinary Shares, nominal value EUR 1.00 each and American Depositary Shares, each representing the right to receive one Ordinary Share of Repsol YPF, S.A., a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain.

Item 2. Identity and Background

     This Schedule 13D is filed by Caja de Ahorros y Pensiones de Barcelona ("la Caixa"), a savings bank organized under the laws of the Kingdom of Spain. The principal business address for la Caixa is Avenida Diagonal 621-629, 08028 Barcelona, Spain. La Caixa's principal business is banking and financial services.

     During the last five years, neither la Caixa nor, to the knowledge of la Caixa, any person named in Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     La Caixa paid 3,863,143,940 Spanish Pesetas (i.e. EUR 23,217,962.69) from working capital for the 839,500 Ordinary Shares acquired on May 8, 1996. Below is a chart reflecting subsequent acquisitions by la Caixa in the Issuer's securities. In each of these cases, the acquisitions were paid for from working capital of la Caixa.

--------------------------------------------------------------------------------
Date of                 Number of             Price Paid           Percentage of
Acquisition             Shares Acquired       (EUR 1,000)          Ownership
--------------------------------------------------------------------------------
January 22, 1997              1,490,000        EUR 53,196.4            6.27%
--------------------------------------------------------------------------------
January 27, 1997                448,100        EUR 15,791.6            7.01%
--------------------------------------------------------------------------------
November 10, 1997                43,520         EUR 1,576.6            8.00%
--------------------------------------------------------------------------------
April 17, 1998                9,000,000       EUR 145,537.7            9.40%
--------------------------------------------------------------------------------
January 8, 2001                 150,000         EUR 2,715.7           10.01%
--------------------------------------------------------------------------------
March 29, 2001                  460,275         EUR 9,124.4           11.03%
--------------------------------------------------------------------------------
May 11, 2001                    294,700         EUR 6,169.5           12.01%
--------------------------------------------------------------------------------
May 6, 2004                           -                   -           14.12%
--------------------------------------------------------------------------------


Item 4. Purpose of Transaction

     For purposes of this Item 4, the term "Relevant Date" shall mean each of May 8, 1996, January 22, 1997, January 27, 1997, November 10, 1997, April 17,
1998, January 8, 2001, March 29, 2001, May 11, 2001 and May 6, 2004, and the
term "Relevant Dates" shall refer collectively to the dates listed above.

     La Caixa owns Ordinary Shares of the Issuer for investment purposes. All information reported in this Schedule 13D is accurate as of each Relevant Date and as of the date hereof, unless otherwise

CUSIP No. 76026T205                   13D                            Page 4 of 9

indicated. At various points during the period beginning May 8, 1996 and ending on the date hereof, information regarding la Caixa's ownership position in the shares of the Issuer was disclosed in the annual reports of the Issuer filed on Form 20-F and in the annual reports of la Caixa and in other filings of la Caixa with la Comision Nacional del Mercado de Valores (CNMV).

     On May 8, 1996 la Caixa acquired 839,500 shares of the Issuer (representing 0.28% of the Issuer's share capital as of that date) for investment purposes. As a consequence thereof, on that date the interest of la Caixa in the share capital of the Issuer was 5.01%. In addition, on July 23, 1996 la Caixa appointed two of the fifteen members of the Issuer's Board of Directors. These two Directors were appointed as a result of la Caixa's ability as a shareholder to nominate and vote in favor of directors of the Issuer.

     In 1996, la Caixa followed its policy of investing in sectors not involved in the financing business. At this time, la Caixa had a policy that included investing in real estate projects. However, as soon as inflation in Spain stabilised, the investment policy of la Caixa focused on other economic sectors; mainly services, energy and telecommunications. In this regard and, taking into account its security, stability and profitability criteria, la Caixa invested in companies such as Repsol YPF, S.A.

     As of May 8, 1996 la Caixa had the intention to progressively increase its interest in the share capital of the Issuer from 5.10% up to a maximum of 10.00%. In this regard, on January 22, 1997, on January 27, 1997, on November 10, 1997 and on April 17, 1998 the interest of la Caixa in the share capital of the Issuer was 6.27%, 7.01%, 8.00% and 9.40%, respectively. However, at this time la Caixa maintained two directors out of fifteen (on January 22, 1997 and January 27, 1997) and two directors out of sixteen (on November 10, 1997 and April 17, 1998) on the Board of Directors of the Issuer.

     Pursuant to Spanish administrative regulations, in 2000 the acquisition of shares of the Issuer to eventually hold more than 10.00% of the Issuer's share capital was subject to a formal authorisation of the Spanish Economy Ministry./1 In this regard, following la Caixa's formal request, on December 28, 2000 the Spanish Economy Ministry resolved to expressly authorise the acquisition by la Caixa of a number of shares of the Issuer that would allow la Caixa to increase its interest in the share capital of the Issuer beyond 10.00% but, in any event subject to a maximum of 15.00%.

     On January 8, 2001 la Caixa acquired 150,000 shares representing 0.012% of the Issuer's share capital. As a consequence of such acquisition the interest of la Caixa in the share capital of the Issuer was 10.01%. At this time la Caixa maintained two directors out of fifteen on the Board of Directors of the Issuer. The purpose of such acquisition was to progressively increase the interest of la Caixa in the share capital of the Issuer up to 12.50%. In this regard, on March 29, 2001 and on May 11, 2001 the interest of la Caixa in the share capital of the Issuer increased up to 11.03% and 12.01%, respectively. La Caixa held this interest through Caixa Holding, S.A.U. ("Caixa Holding") a fully owned subsidiary of la Caixa that held 9.80% of the share capital of the Issuer as of that time, and through the company Repinves, S.A. ("Repinves"), which as of that time held a 5.94% interest in the share capital of the Issuer. At this time la Caixa maintained two directors out of fifteen (on January 8, 2001) and two directors out of thirteen (on March 29, 2001 and May 11, 2001) on the Board of Directors of the Issuer.

     Prior to May 6, 2004, Repinves was Spanish company which was beneficially owned by Caixa Holding (39.24%), Caixa de Catalunya (27.37%) and Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastian-Gipuzkoa ("Kutxa") (33.39%). On May 6, 2004 Caixa Holding transferred 13,000,000 shares of the Issuer to Repinves and acquired 4,319,542 newly issued shares of Repinves. Additionally,


----------
1/   Repsol YPF, S.A. was a state / governmental entity before it was completely privatized in 1997. As of today, based on the corporate purpose of the company, Spanish administrative regulations restrict the acquisition of shares in Repsol YPF, S.A.

CUSIP No. 76026T205                   13D                            Page 5 of 9

on May 6, 2004 Caja de Ahorros y Monte de Piedad de Gipuzkoa y San Sebastian-Gipuzkoa ("Kutxa") exercised its legal right of separation as shareholder of Repinves and received 20,426,684 shares of the Issuer, representing 1.67% of its share capital as of May 6, 2004. As a consequence of those transactions, Caixa Holding acquired control over Repinves and Repinves increased its interest in the share capital of the Issuer up to 5.02%. Therefore, the (direct and indirect) interest of la Caixa in the share capital of the Issuer on May 6, 2004 was 14.12% (9.10% through Caixa Holding and 5.02% through Repinves). This notwithstanding, bearing in mind the interest of Caixa de Catalunya in Repinves, la Caixa's economic interest in Repsol YPF, S.A. was, as of May 6, 2004, and is, as of the date hereof, 12.5%. In addition, at this time la Caixa maintained two directors out of fourteen on the Board of Directors of the Issuer.

     Except as set forth below, as of the Relevant Dates and as of the date hereof, la Caixa did not and does not have any plans or proposals that relate to the following: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer, except with respect to la Caixa's plans as of May 8, 1996, January 22, 1997, January 27, 1997, November 10, 1997 and April 17, 1998 to increase its ownership in the Issuer's securities up to but not exceeding 10.00%, as stated above and with respect to la Caixa's plan to increase its ownership in the Issuer's securities up to 12.5% as of March 29, 2001 and May 11, 2001; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; (j) or any actions similar to those enumerated above

CUSIP No. 76026T205                   13D                            Page 6 of 9

Item 5. Interest in Securities of the Issuer

     As of the date hereof, la Caixa may be deemed the beneficial owner of 172,421,922 ordinary shares, which represent 14.12% of the outstanding ordinary shares of the Issuer.

     La Caixa has the sole power to vote or direct the vote of 172,421,922 shares which represent 14.12% of the outstanding ordinary shares of the Issuer. This notwithstanding, since article 27 of the Issuer's By-Laws sets forth that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10.00% of the total voting share capital, the effective voting power of la Caixa is limited to 10.00% of the Issuer's share capital.

     La Caixa has sole power to dispose or direct the disposition of 111,106,507 ordinary shares held through Caixa Holding. As regards the remaining 61,315,415 ordinary shares held by Repinves it must be noted that the dispositive power is shared by the shareholders of Repinves, since Repinves may not sell shares of the Issuer unless both shareholders (la Caixa and Caixa de Catalunya) agree on the sale. This notwithstanding, in case la Caixa and Caixa de Catalunya would not reach an agreement relating to the sale of shares of the Issuer held by Repinves, either la Caixa or Caixa de Catalunya could request the winding up and liquidation of Repinves, acquiring the shares of the Issuer proportionally to the interest held in Repinves or the proceeds obtained in the sale of such shares.

     Through Caixa Holding and Repinves, la Caixa may have engaged in di minimus transactions in the Ordinary Shares during the 60 days prior to May 8, 1996 and the 60 days prior to the date of this filing.

     No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by la Caixa through Caixa Holding. As regards the shares of the Issuer held by Repinves, it must be noted that Caixa Holding holds a 67.59545% interest in Repinves. The remaining 32.40455% interest in Repinves is held by another Spanish savings bank called Caixa de Catalunya. In this regard, all dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by Repinves correspond to Caixa Holding and to Caixa Catalunya pro rata to the interest held by each entity in Repinves (i.e. 67.59545% and 32.40455%, respectively).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in Item 4 of this Schedule 13D is incorporated by reference herein.

     In 2004, la Caixa and Caixa de Catalunya executed an agreement by virtue of which the sale of shares of the Issuer by Repinves shall in any event require the prior approval of both shareholders of Repinves, la Caixa and Caixa de Catalunya (the "Shareholders Agreement"). A copy of the Shareholders Agreement is attached as Exhibit 1 hereto, and any description contained in this Schedule 13D relating to the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 1 hereto. Both parties entered into the Shareholders Agreement in order to protect the investment of Caixa de Catalunya in the share capital of the Issuer through Repinves. This notwithstanding, in the event that a future sale of the shares in the Issuer by Repinves is proposed and la Caixa and Caixa de Catalunya are not able to reach an agreement relating to the sale of shares of the Issuer held by Repinves, either la Caixa or Caixa de Catalunya could request the winding up and liquidation of Repinves, acquiring the shares of the Issuer proportionally to the interest held in Repinves or the proceeds obtained in the sale of such shares. Except for the Shareholders Agreement, neither la Caixa nor any of its subsidiaries has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with

CUSIP No. 76026T205                   13D                            Page 7 of 9

respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

          Exhibit 1.     Shareholders Agreement

CUSIP No. 76026T205                   13D                            Page 8 of 9


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2006

                                        CAJA DE AHORROS Y PENSIONES DE
                                        BARCELONA ("LA CAIXA")

                                        /s/ Marcelino Armenter Vidal
                                        ----------------------------------------
                                        By: Mr. Marcelino Armenter Vidal
                                        Its: Executive

CUSIP No. 76026T205                   13D                            Page 9 of 9


SCHEDULE I
----------

DIRECTORS AND EXECUTIVE OFFICERS OF
CAJA DE AHORROS Y PENSIONES DE BARCELONA ("LA CAIXA")

     The directors and executive officers of la Caixa as of the date hereof are set forth below. The business address of each director or executive officer is that of la Caixa. Unless noted otherwise, each of the named individuals is a citizen of the Kingdom of Spain.

Directors and officers of la Caixa:

Members of the Board of Directors

Ricardo Fornesa Ribo                    Avda. Diagonal 621-629, 08028 Barcelona
Ramon Balaguero Ganet                   Avda. Diagonal 621-629, 08028 Barcelona
Maria Amparo Camarasa Carrasco          Avda. Diagonal 621-629, 08028 Barcelona
Marta Domenech Sarda                    Avda. Diagonal 621-629, 08028 Barcelona
Salvador Gabarro Serra                  Avda. Diagonal 621-629, 08028 Barcelona
Manuel Garcia Biel                      Avda. Diagonal 621-629, 08028 Barcelona
Javier Godo Muntanola                   Avda. Diagonal 621-629, 08028 Barcelona
Immaculada Juan Franch                  Avda. Diagonal 621-629, 08028 Barcelona
Juan Jose Lopez Burniol                 Avda. Diagonal 621-629, 08028 Barcelona
Montserrat Lopez Ferreres               Avda. Diagonal 621-629, 08028 Barcelona
Jordi Mercader Miro                     Avda. Diagonal 621-629, 08028 Barcelona
Miquel Noguer Planas                    Avda. Diagonal 621-629, 08028 Barcelona
Justo Bienvenido Novella Martinez       Avda. Diagonal 621-629, 08028 Barcelona
Vicenc Oller Compan                     Avda. Diagonal 621-629, 08028 Barcelona
Magi Pallares Morgades                  Avda. Diagonal 621-629, 08028 Barcelona
Manuel Raventos Negra                   Avda. Diagonal 621-629, 08028 Barcelona
Leopoldo Rodes Castane                  Avda. Diagonal 621-629, 08028 Barcelona
Lluc Tomas Munar                        Avda. Diagonal 621-629, 08028 Barcelona
Francesc Tutzo Bennasar                 Avda. Diagonal 621-629, 08028 Barcelona
Nuria Esther Villalba Fernandez         Avda. Diagonal 621-629, 08028 Barcelona
Josep Francesc Zaragoza Alba            Avda. Diagonal 621-629, 08028 Barcelona



Executive officers

Isidro Faine Casas                      Avda. Diagonal 621-629, 08028 Barcelona
Antonio Massanell Lavilla               Avda. Diagonal 621-629, 08028 Barcelona
Tomas Muniesa Arantegui                 Avda. Diagonal 621-629, 08028 Barcelona